

June 22, 2011

<u>Via E-Mail</u>
Pete Pheffer
Chief Financial Officer
Presidential Life Corporation
69 Lydecker Street
Nyack, NY

> **Re:** **Presidential Life Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **File No. 000-05486**

Dear Mr. Pheffer:

We have reviewed your May 25, 2011 response to our May 12, 2011 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Item 15. Financial Statements</u>
<u>Notes To Consolidated Financial Statements</u>
<u>2. Investments</u>

<u>Limited Partnerships, page F-22</u>

1. Refer to your response to our comment six. Please address the following with respect to your accounting:

   - Please provide us with your proposed accounting policy disclosure that states how you determine whether cash received from the partnerships represent a return of or return on capital. Identify the distinguishing characteristics between return of and return on capital. Further, please help us understand whether the existence of regular capital contributions impacts your assessment as to whether cash received is a return of or return on capital.

- The distributions amount for the year ended December 31, 2010 for your fair value partnerships appears high compared to the beginning limited partnership balance. The amount you have identified as representing a return of capital also appears high. Please explain to us and consider additional disclosure in Management's Discussion and Analysis as to why a significant percentage of the partnership beginning balance was returned to you in the year ended December 31, 2010.

2. Refer to your response to our comment eight. We understand you will modify the table presented on page F-22 in Note 2 to provide similar information to that depicted in Exhibit 2 of your response.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant